# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TMC the metals Co Inc., CIK 0001798562
CUSIP: 87261Y106
Title of class of securities: TMC Common Shares without par value
Address of issuer's principal executive offices: 1111 WEST HASTINGS STREET, 15TH FLOOR, VANCOUVER, British Columbia Canada (A1), V6E 2J3
Date of event which requires filing of this statement: 05/22/2025
Filed by CIK 0001884066
Persons authorized to receive notices and communications: Eduard Verlinden, Rte de Pra de Plan 18, Case Postale 411, 1618 Chatel-Saint-Denis, Switzerland, Switzerland (V8), 411618, (41) 21 948 3500

## Reporting persons
- Allseas Group S.A. (CIK 0001884066): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 59,196,934; sole dispositive power 0; shared dispositive power 59,196,934; aggregate amount beneficially owned 59,196,934 (16.3% of the class)
  Comment: Box 8, 10 and 11 - Includes (i) 55,113,601 common shares ("TMC Common Shares") of TMC the metals company Inc. (the "Issuer") held by Allseas Group S.A., (ii) 1,750,000 shares of TMC Common Shares issuable upon the exercise of Class A Warrants acquired by Allseas Group S.A. on August 16, 2023 and (iii) 2,333,333 shares of TMC Common Shares issuable upon the exercise of Class C Warrants acquired by Allseas Group S.A. on May 22, 2025.
  
  Box 13 - The percentage is based upon 362,186,002 shares of TMC Common Shares, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2025.
- Allseas Investments S.A.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 59,196,934; sole dispositive power 0; shared dispositive power 59,196,934; aggregate amount beneficially owned 59,196,934 (16.3% of the class)
  Comment: Box 8, 10 and 11 - Includes (i) 55,113,601 common shares ("TMC Common Shares") of TMC the metals company Inc. (the "Issuer") held by Allseas Group S.A., (ii) 1,750,000 shares of TMC Common Shares issuable upon the exercise of Class A Warrants acquired by Allseas Group S.A. on August 16, 2023 and (iii) 2,333,333 shares of TMC Common Shares issuable upon the exercise of Class C Warrants acquired by Allseas Group S.A. on May 22, 2025.
  
  Box 13 - The percentage is based upon 362,186,002 shares of TMC Common Shares, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2025.
- Argentum Cedit Virtuti NV: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 60,196,934; sole dispositive power 0; shared dispositive power 60,196,934; aggregate amount beneficially owned 60,196,934 (16.6% of the class)
  Comment: Box 8, 10 and 11 - Includes (i) 55,113,601 shares of TMC Common Shares held by Allseas Group S.A., (ii) 1,750,000 shares of TMC Common Shares issuable upon the exercise of Class A Warrants acquired by Allseas Group S.A. on August 16, 2023, (iii) 2,333,333 shares of TMC Common Shares issuable upon the exercise of Class C Warrants acquired by Allseas Group S.A. on May 22, 2025 and (iv) 1,000,000 shares of TMC Common Shares held by Argentum Cedit Virtuti NV.
  
  Box 13 - The percentage is based upon 362,186,002 shares of TMC Common Shares, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2025.
- Stichting Administratiekantoor Aequa Lance Foundation: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 60,196,934; sole dispositive power 0; shared dispositive power 60,196,934; aggregate amount beneficially owned 60,196,934 (16.6% of the class)
  Comment: Box 8, 10 and 11 - Includes (i) 55,113,601 shares of TMC Common Shares held by Allseas Group S.A., (ii) 1,750,000 shares of TMC Common Shares issuable upon the exercise of Class A Warrants acquired by Allseas Group S.A. on August 16, 2023, (iii) 2,333,333 shares of TMC Common Shares issuable upon the exercise of Class C Warrants acquired by Allseas Group S.A. on May 22, 2025 and (iv) 1,000,000 shares of TMC Common Shares held by Argentum Cedit Virtuti NV.
  
  Box 13 - The percentage is based upon 362,186,002 shares of TMC Common Shares, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2025.
- Edward Heerema: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 60,196,934; sole dispositive power 0; shared dispositive power 60,196,934; aggregate amount beneficially owned 60,196,934 (16.6% of the class)
  Comment: Box 8, 10 and 11 - Includes (i) 55,113,601 shares of TMC Common Shares held by Allseas Group S.A., (ii) 1,750,000 shares of TMC Common Shares issuable upon the exercise of Class A Warrants acquired by Allseas Group S.A. on August 16, 2023, (iii) 2,333,333 shares of TMC Common Shares issuable upon the exercise of Class C Warrants acquired by Allseas Group S.A. on May 22, 2025 and (iv) 1,000,000 shares of TMC Common Shares held by Argentum Cedit Virtuti NV.
  
  Box 13 - The percentage is based upon 362,186,002 shares of TMC Common Shares, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: TMC Common Shares without par value
Name of issuer: TMC the metals Co Inc.
Address of issuer's principal executive offices: 1111 WEST HASTINGS STREET, 15TH FLOOR, VANCOUVER, British Columbia Canada (A1), V6E 2J3
Comment:
Explanatory Note

This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") is being filed jointly by (i) Allseas Group S.A. ("AGSA"), by virtue of its direct ownership of 55,113,601 shares of TMC Common Shares, 1,750,000 shares of TMC Common Shares issuable upon the exercise of Class A Warrants acquired by AGSA on August 16, 2023 and 2,333,333 shares of TMC Common Shares issuable upon the exercise of Class C Warrants acquired by AGSA on May 22, 2025, (ii) Allseas Investments S.A. ("AISA"), by virtue of its ownership of AGSA, (iii) Argentum Cedit Virtuti NV ("ACV"), by virtue of its direct ownership of 1,000,000 shares of TMC Common Shares and its ownership of AGSA and AISA, (iv) Stichting Administratiekantoor Aequa Lance Foundation ("Aequa Lance Foundation"), by virtue of its ownership of ACV, and (v) Edward Heerema, by virtue of his ownership of Aequa Lance Foundation (the foregoing collectively, the "Reporting Persons"), and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on September 21, 2021 (the "Original Filing"), as amended by Amendment No. 1 filed on December 2, 2021, by Amendment No. 2 filed on August 25, 2022, by Amendment No. 3 filed on March 6, 2023 and by Amendment No. 4 filed on August 15, 2023 (as amended, the "Schedule 13D"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 5. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Original Filing.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented by adding the following additional information:

On May 22, 2025, AGSA acquired 2,333,333 shares of TMC Common Shares and accompanying Class C Warrants to purchase 2,333,333 shares of TMC Common Shares for a total purchase price of $7 million pursuant to a securities purchase agreement (the "Purchase Agreement") between the Issuer and certain investors, including AGSA.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses to Item 2 of the Schedule 13D are incorporated by reference herein. The following information is as of the date hereof and assumes there are 362,186,002 shares of TMC Common Shares outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2025.

AGSA and AISA may be deemed to beneficially own 59,196,934 shares of TMC Common Shares, or approximately 16.3% of the outstanding TMC Common Shares. ACV, Aequa Lance Foundation and Mr. Heerema may be deemed to beneficially own 60,196,934 shares of TMC Common Shares, or approximately 16.6% of the outstanding TMC Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any TMC Common Shares or has the right to acquire any TMC Common Shares. Each Reporting Person disclaims beneficial ownership of the reported TMC Common Shares except to the extent of its or his respective pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: Regarding the number of TMC Common Shares that the Reporting Persons have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, see the cover pages to this Schedule 13D.
Transactions in the class effected during the past sixty days: In connection with the Business Combination, AGSA received 14,151,648 shares of TMC Common Shares. In connection with the PIPE Financing, AGSA received 2,000,000 shares of TMC Common Shares and ACV received 1,000,000 shares of TMC Common Shares. On December 24, 2021, AGSA acquired 300,000 shares of TMC Common Shares in a privately negotiated transaction. On August 18, 2022, AGSA acquired 6,250,000 shares of TMC Common Shares in a privately negotiated transaction. With the successful completion of the pilot trial of the PMTS, as approved by the Issuer's Board of Directors on November 11, 2022 and pursuant to the Fifth Amendment to Pilot Mining Test Agreement and Third Amendment to Strategic Alliance Agreement, dated February 13, 2023, by and among DeepGreen Engineering Pte Ltd, DeepGreen Metals Inc., the Issuer and AGSA, the Allseas Warrant has vested and was exercisable for 11,578,620 shares of TMC Common Shares (as may be adjusted based on the formula described therein) and the Issuer issued 10,850,000 shares of TMC Common Shares to AGSA in lieu of any cash payment in connection with the successful completion of the PMTS. On July 24, 2023, Allseas exercised the Allseas Warrant to purchase 11,578,620 shares of TMC Common Shares at a purchase price of $0.01 per share. In addition, On August 1, 2023, the Issuer and Allseas entered into an Exclusive Vessel Use Agreement. In consideration of the exclusivity term, the Issuer issued to Allseas 4,150,000 shares of TMC Common Shares. On August 16, 2023, AGSA acquired 3,500,000 shares of TMC Common Shares and accompanying Class A Warrants to purchase 1,750,000 shares of TMC Common Shares for a total purchase price of $7 million. On May 22, AGSA acquired 2,333,333 shares of TMC Common Shares and accompanying Class C Warrants to purchase 2,333,333 shares of TMC Common Shares for a total purchase price of $7 million.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the TMC Common Shares beneficially owned by them.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by adding the following additional information:

Securities Purchase Agreement

The Issuer and certain investors, including AGSA, entered into the Purchase Agreement described in Item 3 above. Under the Purchase Agreement, AGSA acquired 2,333,333 shares of TMC Common Shares and accompanying Class C Warrants to purchase 2,333,333 shares of TMC Common Shares for a total purchase price of $7 million.

The TMC Common Shares and accompanying Class C Warrants are being offered by the Issuer pursuant to the Issuer's registration statement on Form S-3 (Reg. No. 333-275822), previously filed with the Securities and Exchange Commission on November 30, 2023 and declared effective by the Securities and Exchange Commission on December 8, 2023, the Issuer's registration statement on Form S-3 (Reg. No. 333-267479), previously filed with the Securities and Exchange Commission on September 16, 2022, as amended on October 6, 2022 and declared effective by the Securities and Exchange Commission on October 14, 2022, the base prospectuses contained within each such registration statement, and a prospectus supplement dated May 12, 2025.

The foregoing description of the Purchase Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the form of Purchase Agreement attached as Exhibit 8 and is incorporated herein by reference.

Class C Warrants

The Class C Warrants have an initial exercise price of $4.50 per share, are exercisable immediately upon issuance and will expire three years from the date of the Purchase Agreement. The Class C Warrants are subject to adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting the TMC Common Shares upon any distributions for no consideration of assets to the Issuer's shareholders. The Issuer may also repurchase the Class C Warrants for $0.0001 per TMC Common Share underlying the Class C Warrants if the volume weighted average price for the TMC Common Shares for each trading day in a 20-consecutive trading day period exceeds $7.00 per share. In the event of certain corporate transactions, the holders of the Class C Warrants will be entitled to receive, upon exercise of the Class C Warrants, the kind and amount of securities, cash or other property that the holders would have received had they exercised the Class C Warrants immediately prior to such transaction. Each holder of a Class C Warrant will not have the right to exercise any portion of its Class C Warrant if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or 9.99% or 19.99% at the election of a holder prior to the date of issuance) of the number of TMC Common Shares outstanding immediately after giving effect to such exercise (the "Common Warrant Beneficial Ownership Limitation"); provided, however, that upon 61 days' prior notice to the Issuer, the holder may increase the Common Warrant Beneficial Ownership Limitation, but not to above 9.99%, or 19.99% with the Issuer's approval. The Class C Warrants do not entitle the holders thereof to any voting rights or any of the other rights or privileges to which holders of TMC Common Shares are entitled.

The Class C Warrants are not listed, and the Issuer does not intend to list the Class C Warrants, for trading on the Nasdaq Global Select Market or any other national securities exchange or any other nationally recognized trading system.

The foregoing description of the Class C Warrants does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the form of Class C Warrant to Purchase Common Stock attached as Exhibit 9 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement among the Reporting Persons, dated as of September 17, 2021.

Exhibit 2 Business Combination Agreement, dated as of March 4, 2021, by and among SOAC, NewCo Sub and DeepGreen (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 4, 2021).

Exhibit 3 Form of Subscription Agreement for institutional investors, by and between SOAC and the subscriber parties thereto (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4/A filed by the Issuer on August 5, 2021).

Exhibit 4 Amended and Restated Registration Rights Agreement, by and between SOAC, the Sponsor, the parties listed under Sponsor Group Holders on the signature page(s) thereto and the parties listed under DeepGreen Holders on the signature page(s) thereto (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-4/A filed by the Issuer on August 5, 2021).

Exhibit 5 Exclusive Vessel Use Agreement, dated August 1, 2023, by and between the Issuer and Allseas Group S.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 1, 2023).
Exhibit 6 Form of Securities Purchase Agreement, dated August 14, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 14, 2023).

Exhibit 7 Form of Class A Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on August 14, 2023).

Exhibit 8 Form of Securities Purchase Agreement, dated May 12, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 12, 2025).

Exhibit 9 Form of Class C Warrant to Purchase Common Shares (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on May 12, 2025).

## Signatures
- Allseas Group S.A.: /s/ Pieter Heerema, Pieter Heerema/President (05/27/2025)
- Allseas Investments S.A.: /s/ Edward Heerema, Edward Heerema/President (05/27/2025)
- Argentum Cedit Virtuti NV: /s/ Edward Heerema, Edward Heerema/Director (05/27/2025)
- Stichting Administratiekantoor Aequa Lance Foundation: /s/ Edward Heerema, Edward Heerema/Chairman (05/27/2025)
- Edward Heerema: /s/ Edward Heerema, Edward Heerema (05/27/2025)